PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION, PHOENIX, ARIZONA

RETURN OF PURCHASE PAYMENTS DEATH BENEFIT RIDER

ANNUITY NUMBER: [001-00001]                EFFECTIVE DATE: [Contract Issue Date]

This Rider is made part of your Annuity. For purposes of this Rider, certain provisions of your Annuity are amended as described below. If the terms of your Annuity and those of this Rider conflict, the provisions of this Rider shall control. Should this Rider terminate, any amended or replaced Annuity provisions based on this Rider’s terms will revert to the provisions in the Annuity, except as may be provided below.
This Rider will terminate upon assignment or a change in ownership of your Annuity unless the new assignee or Owner meets the qualifications specified in the Termination provision. This Rider may not be re-elected after it terminates. The benefit provided pursuant to the terms of this Rider is a “Return of Purchase Payments Death Benefit." This Rider should be read in conjunction with any other Rider or Endorsement made a part of your Annuity.

Definitions:

Purchase Payment(s) :  A cash consideration in the currency of the United States of America given to us in exchange for the rights, privileges and benefits outlined in this Annuity reduced for any applicable fees, charges or Tax Charges.

Withdrawals: Withdrawals of any type (including Partial Withdrawals) before the application of any Contingent Deferred Sales Charge or other charge applicable upon a Withdrawal.

Death Benefit: If we receive Due Proof of Death within a period of [1 year], beginning on the decedent’s date of death, the Death Benefit of the Annuity equals the greater of (a) and (b), where:

(a)	is the “Return of Purchase Payments Amount” described below; and

(b)	is the Account Value as described in the “Death Benefit” section of the Annuity.

If we do not receive Due Proof of Death within a period of [1 year], beginning on the decedent’s date of death, the Death Benefit of the Annuity equals (b) above. We reserve the right to waive or extend, on a non-discriminatory basis, our right to enforce the Due Proof of Death period. This right will only apply for purposes of determining the amount payable as a Death Benefit, and in no way restricts when a claim may be filed.

Return of Purchase Payments Amount: Initially, this is an amount equal to the initial Purchase Payment on the Effective Date of this Rider. Thereafter, on each Valuation Day, up to and including the date we receive Due Proof of Death, the Return of Purchase Payments Amount is increased by the amount of any additional Purchase Payments allocated to the Annuity on that day and reduced for any Withdrawal(s) by the ratio of the Withdrawal amount to the Account Value immediately prior to the Withdrawal.

Other Death Benefit Provisions: The provisions applicable to the Death Benefit described in your Annuity regarding eligibility, limits of applicability, methods of payment to Beneficiaries or any other provision regarding the Death Benefit, other than the method of calculation of the Death Benefit, continue to apply unless specifically indicated otherwise in this Rider.

Spousal Continuation: If the Annuity is eligible for Spousal Continuation and Spousal Continuation occurs, upon Spousal Continuation the Account Value is increased, if necessary, to equal the greater of the (1) Return of Purchase Payments Amount and (2) the Death Benefit described in the Annuity. Any increase to the Account Value resulting from such adjustment will be allocated to the Variable Sub-Accounts pro-rata or to the Holding Account if there is no Account Value in the Variable Sub-Accounts. The spouse who continues the Annuity may transfer available Account Value to any of the Variable Sub-Accounts at any time or to a new Index Strategy on the next Index Anniversary Date.
Following Spousal Continuation, any subsequent Death Benefit will be equal to the Account Value, including any increase described above.

Termination of this Rider and its Benefits: Benefits pursuant to this Rider will terminate upon the first to occur of the following events:

1)	the date the Annuity’s Death Benefit is determined, unless the Annuity is eligible for Spousal Continuation and Spousal Continuation is elected;

2)
we process a request to change the Owner(s) (or Annuitant if entity owned) more than 60 days after the Effective Date, resulting in a change in the person(s) upon whose death a Death Benefit is determined, other than when the Annuity is jointly owned and one of the Owners remains the Owner;

3)	we process an assignment of the Annuity to which this Rider is made a part;

4)	if there is then any Account Value on the Annuity Date, or if earlier, the date we transfer all Account Value in order to begin annuity payments;

5)	the date we receive your request for full surrender;

6)	if your Account Value reduces to zero;

PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION

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Secretary

RID-RILA-ROP(11/19)    1